Exhibit 99.1

United Maritime Announces Sale of its Remaining Tanker for a Substantial Profit and Acquisition of a Panamax Vessel

June 29, 2023 - Glyfada, Greece - United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced that it has entered into an agreement with an unaffiliated third party for the sale of its remaining LR2 tanker vessel, the 2008-built M/T Epanastasea. The vessel is scheduled to be delivered to its new owner by mid-August 2023. The vessel’s gross sale price is $37.5 million, and the transaction is subject to customary closing procedures.

In addition, the Company has entered into an agreement to acquire a Panamax dry bulk vessel built in 2011 in Japan, with a cargo carrying capacity of 76,361 dwt and will be renamed M/V Exelixsea. The aggregate purchase price is $17.8 million and is expected to be funded with cash on hand, including the proceeds from the sale of the M/T Epanastasea. The Company is in advanced discussions with the lender of the M/T Epanastasea to roll over the $15.0 million loan secured by the M/T Epanastasea to the M/V Exelixsea under substantially the same terms. The vessel is expected to be delivered to the Company between August and October 2023.

The profit from the sale of the M/T Epanastasea is expected to be approximately $14.2 million and will be realized in the third quarter of 2023. The return on equity from the sale of the M/T Epanastasea is expected to be approximately 400% in the 10 months since the vessel’s delivery to the Company. In addition, the net cash surplus from the sale of the M/T Epanastasea and the acquisition of the M/V Exelixsea is expected to be approximately $18 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“The announced sale and acquisition transactions are a testament of our ability to generate significant profits for our shareholders. Since our initial public offering approximately one year ago, we have managed to execute a series of profitable transactions, reaching almost one million DWT, without diluting our shareholders. In addition, we have distributed $1.15 per share in cash dividends, which represents approximately 45% cash yield on our recent share price.

“We remain committed to growing United through accretive and well-timed acquisitions aiming to enhance shareholder value.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of one LR2 tanker vessel and six dry bulk vessels, comprising one Panamax, two Kamsarmax and three Capesize vessels. Upon completion of the aforementioned transactions and the previously announced acquisition of M/V Synthesea, the Company's operating fleet will consist of 8 vessels (3 Panamax, 2 Kamsarmax and 3 Capesize), with an aggregate cargo carrying capacity of 922,054 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com